Mail Stop 3010

November 3, 2009

VIA USMAIL and FAX (720) 493-6549

Mr. Paul Beldin
Senior Vice President and Chief Accounting Officer
Apartment Investment & Management Company
AIMCO Properties, L.P.
4582 South Ulster Street Parkway, Suite 1100
Denver, Colorado 80237

> **Re:** **Apartment Investment & Management Company**
> **Form 10-K for the year ended 12/31/2008**
> **Filed 2/27/2009**
> **File Nos. 001-13232**
> **AIMCO Properties, L.P.**
> **Form 10-K for the year ended 12/31/2008**
> **Filed 2/27/2009**
> **File Nos. 000-24497**

Dear Mr. Paul Beldin:

We have reviewed your response letters dated October 2, 2009 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

1.   Please note that the letter dated September 18, 2009 also applies to Apartment Investment & Management Company (REIT). Please also file this supplemental response as correspondence within EDGAR for the REIT.

Financial Statements and Notes

Consolidated Statements of Income, page F-4

2.   We have read your response to comment one and will continue to monitor this issue until acceptable resolution.

Note 11 – Partners' Capital and Redeemable Preferred Units, pages F-35 – F-39

3.   We have considered your supplemental submission regarding your sequencing methodology and application of paragraph 11 of EITF 00-19.   Based on the information provided, we object to your methodology as it does not appear that your sequencing of cash settled contracts last is based on a systematic rationale method. However, as discussed in our subsequent comment, if you are able to demonstrate that you have a substantive policy to settle such instruments in cash, we would be open to consider further analysis on the application of EITF 00-19 for your particular fact pattern.

Note 14 – Earnings Per Unit, page F-44

4.   We understand that you have a stated policy where you compute, on a quarterly basis, your internally calculated net asset value per share (NAV) to the average market price for a share of Aimco common stock (Price) for purposes of determining whether redemption requests will be settled in cash or shares. We understand that such an evaluation is performed on a period to period basis without regard to projected conditions that may impact the outcome of this computation.

Paragraph 29 in SFAS 128 contains a presumption of share settlement that can be overcome to the extent one has past experience or a stated policy that provides you with a reasonable basis to believe that it is probable that the contract will be settled in cash (partial or whole settlement). Evaluation whether your stated policy is substantive requires significant judgment and should include factors such as:

▪   How were settlement alternatives used as a selling point to potential investors when issuing the instrument(s) rather than just to allow for cash settlement;

▪   To what extent do you have the positive intent and ability to cash settle the instrument considering both current and projected liquidity and/or events that may result in a share-settlement outcome when applying your stated policy;

▪   The extent that your disclosures and past practice align with your positive intent and ability assertion.

We believe your stated policy lacks the forward looking analysis that we would expect to see given the variability in the computation that is used as a basis for determining cash or share settlement. Please revise your accounting or further explain to us how you have incorporated this forward looking analysis when evaluating whether this policy gives you a reasonable basis to believe that it is probable that the contract will be settled in cash (partial or whole settlement).

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3413 if you have any questions.

Sincerely,

Cicely LaMothe
Branch Chief